UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42410

Rectitude Holdings Ltd

(Translation of registrant’s name into English)

35 Tampines Industrial Avenue 5

T5@Tampines

Singapore 528627

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXHIBIT INDEX

The following exhibits are furnished as part of this Current Report on Form 6-K:

Exhibit No.	Description
99.1	Rectitude Holdings Ltd Declares Cash Dividend of $0.10 per Ordinary Share

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rectitude Holdings Ltd

Date: August 5, 2026	By:	/s/ Zhang Jian
	Name:	Zhang Jian
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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